Exhibit 99.1

Together We Discover J.P. Morgan Healthcare Conference January 10, 2022 Reaching Patients Through Immunology Innovation

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Safe Harbor: Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those regarding expectations with respect to potential commercial franchise launches; its plans for global commercialization launch of VYVGART across three continents; expectation of Japan’s MAA approval of VYVGART during the first quarter of 2022 and expected approval by European Medicines Agency of MAA in the second half of 2022; plans for Medison to file for approval in Israel in second quarter of 2022, and Zai Lab to file for approval in greater China by mid-2022; focus on expansion and acceleration of clinical development of its efgartigimod portfolio; the timing and its expectations with respect to reporting data from registrational trials and initiate trials in new indications; its statements related to its goal to develop a global multifranchise autoimmune portfolio and leading immunology company; the intended results of its strategy including global launch preparation; development of the efgartigimod portfolio for additional indications; and its clinical development and regulatory plans, including the timing, design and outcome of ongoing and planned clinical trials and preclinical activities and the timing and outcome of regulatory filings and approvals. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law. ! 2

3 VYVGART is indicated for the treatment of generalized myasthenia gravis (gMG) in adult patients who are anti-acetylcholine receptor (AchR) antibody positive Please see Important Safety Information and the full Prescribing Information for VYVGART at https://vyvgart.com

Challenging the gMG Treatment Paradigm 4 Best-in-Class Patient Support Rapid HCP Adoption of VYVGART Enable Appropriate Access Meeting our stakeholders where they are Empower Patients to Demand Better

Infrastructure to Bring VYVGART to Physicians and Patients 5 Infusion Sites of Care Home Infusion Nurses Access in all 50 States VYVGART Field Teams • 71 Territory Business Managers • 10 Thought Leader Liaisons • 16 Medical Research Liaisons • 10 Nurse Case Managers • 13 Market Access Professionals • 10 Field Reimbursement Managers National Specialty Pharmacies 7.7K* Neurologists treat 97% of gMG patients * *Information from argenx market research

Global gMG Launch Underway 6 VYVGART Approved December 17, 2021 United States Global Japan Anticipated decision in 1Q 2022 Europe Anticipated decision in 2H 2022 China (Zai Lab) Anticipated filing by mid-2022 Israel (Medison) Anticipated filing in 2Q 2022

7 Our Mission is Innovation Where critical patient need meets breakthrough science That is where we redefine immunology

Molecule Design: Immunology Innovation Program My Real World™ MG DISCOVERY We Innovate At Every Step Clinical Development: Individualized Dosing Strategic Indication Selection Adapt DEVELOPMENT Commercial Approach: Aligning Stakeholder Interests REACHING PATIENTS Molecule Image

Pipeline Growth Driven By Immunology Innovation Program


CLINICAL DEVELOPMENT
argenx
ANTIBODY ENGINEERING
LEADING
TRANSLATIONAL
BIOLOGY LABS

Internal Value Creation Strategy

FIRST IN CLASS | UNIQUE DESIGN | MULTIPLE INDICATIONS

- Efgartigimod
- ARGX-117
- ARGX-119

External Value Creation Strategy

- ARGX-118
- Staten (ARGX-116)
- AgoMAb (ARGX-114)
- Dualyx
- Cusatuzumab
- Genor (ARGX-109)
- LEO (ARGX-112)
- AbbVie (ARGX-115)

argenx

Efgartigimod Blocks FcRn Leading to IgG Elimination IgG Antibody FcRn Efgartigimod Fc fragment uniquely modulates FcRn No observed impact on IgM, IgA or human serum albumin No observed effect on IgG production (i.e. vaccine response)

NEURO HEME SKIN KIDNEY Key: gMG ITP Pemphigus CIDP 11 gMG is Just the Beginning BP Myositis Four New Launches Anticipated By End of 2024 Q1 2022 (SC) Q2 2022 (IV) Q1 2023 (SC) Q4 2022 Q1 2023 New POC indications Registrational trials ongoing Membranous Nephropathy Lupus Nephritis COVID-19- mediated POTS Sjogren’s Syndrome 70k US pts 45k US pts 500k US pts 300k US pts

IgG IgG IgG IgG Myositis Autoimmune Encephalitis Bullous Pemphigoid Thyroid Eye Disease Membranous Nephropathy ITP Sjogren’s Syndrome GBS AMR Pemphigus POTS CIDP Myasthenia Gravis Lupus Nephritis RA MOGAD NMO HDFN SLE wAIHA APS Anca Vasculitis Precision Tool Designed to Revolutionize Autoimmunity Indications where biology is believed to be IgG-mediated

ARGX-117 Blocks C2
Classical
Lectin
IgG
IgM
Mannose sugar
C1
qrs
MAS
Ps
MBL
C4
C2
C3 convertase
C3a
C3
C3b
C5 convertase
C5a
C5
C5-C9
(MAC)

ARGX-117: Sweeping Antibody Designed to Target Unique Intervention in Complement

Targeting C2:

- Leaves alternative pathway intact against infection
- Blocks all complement effector functions

Multifocal Motor Neuropathy; Phase 2 trial started

Delayed Graft Function in Kidney Transplant

argenx

ARGX-119: MuSK Agonist with Broad Potential in Neuromuscular Disease ARGX-119 ( ) induces AChR clustering, NMJ maturation and stabilization Oury, J., Zhang, W., Leloup, N. et al. Mechanism of disease and therapeutic rescue of Dok7 congenital myasthenia. Nature 595, 404–408 (2021). https://doi.org/10.1038/s41586-021-03672-3

Global Multifranchise Autoimmune Portfolio



GLOBAL MARKETS
ROW
China
Israel
Europe
Canada
Japan
US
THERAPEUTIC FRANCHISES
Kidney
Skin
Heme
Neuro
MOLECULES
Efgartigimod
ARGX-117
ARGX-119
INDICATIONS
Sjogren's
Congenital MG
ALS
SMA
MuSK MG
Long COVID-19 POTS
MMN
DGF
BP
LN
IIM
MN
CIDP
PV
ITP
gMG

argenx

gMG: generalized myasthenia gravis; ITP: immune thrombocytopenia; PV: pemphigus vulgaris; CIDP: chronic inflammatory demyelinating polyneuropathy; MN: membranous nephropathy; IIM: idiopathic inflammatory neuropathies; LN: lupus nephritis; BP: bullous pemphigoid; DGF: delayed graft function; MMN: multifocal motor neuropathy; POTS; postural orthostatic tachycardia syndrome; MusK: muscle specific kinase; SMA: spinal muscular atrophy; ALS: amyotrophic lateral sclerosis;

Efgartigimod in 15 indications (commercial and development) Global autoimmune market has surpassed $150B Vibrant neuromuscular, hematology, skin and kidney franchises New asset each year from IIP Reaching patients globally ARGX-117 in multiple late-stage trials Our Plan to Build a Leading Immunology Company Committed to our Patients and their Communities Proof-of-concept demonstrated with ARGX-119 We believe the future belongs to those who collaborate best Enviable Immunology Pipeline Rooted in Science through our IIP ar genx 2025

17 Like the Argonauts, we’re on a bold mission: Engineer potentially life-changing immunology therapies for patients. argenx One Plan One Team Determined to Achieve the Unthinkable

CONFIDENTIAL. FOR INTERNAL USE ONLY. Appendix

Immune Thrombocytopenia ADVANCE Trials: Two Run in Parallel

Phase 3, multicenter, randomized, double-blind, placebo-controlled trial

Patients with primary ITP with platelet counts ≤30x109/L

N=156 — advance (immune thrombocytopenia study)

24 weeks 10mg/kg IV efgartigimod

N=156 — advance SC (immune thrombocytopenia study)

24 weeks 1000mg SC efgartigimod

Weeks 1-4	Weeks 5-16	Determined at week 16
Fixed weekly dosing	**Weekly or q2w dosing adjusted according to platelet count thresholds**	**Fixed weekly or q2w dosing**

Primary objective

Durable response: sustained platelet count ($\geq 50\times10^9$/L) in 4/6 visits between weeks 19 and 24

Topline IV data expected 2Q 2022; topline SC data expected 1Q 2023

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Chronic Inflammatory Demyelinating Polyneuropathy ADHERE Trial

adhere
chronic inflammatory demyelinating polyneuropathy study

Identify patients with active CIDP

Screening

- Confirmation of diagnosis by independent committee

≤4weeks

Run-in period

- Worsening of disease within 12 weeks after drug withdrawal (INCAT, I-RODS, grip strength)
- Newly diagnosed/ treatment naïve skip run-in period

≤13weeks

Treatment period

Confirm IgG autoantibody involvement

Open-label

Stage A

Efgartigimod weekly SC

Up to 12 weeks, until clinical improvement (ECI)

Assess efficacy & safety efgartigimod vs placebo

Placebo-controlled

Stage B
(Stage A responders only)

Placebo weekly SC

Efgartigimod weekly SC

Up to 48 weeks

Efficacy analysis based on relapse (adjusted INCAT)

Study endpoint with 88 relapse events in stage B

N=sample size estimation ~120-130

Followed by Open Label Extension study

Topline data expected 1Q 2023

argenx

Pemphigus ADDRESS Trial: Focus on Fast Onset and Steroid-sparing address
pemphigus study

Screening	Concomitant prednisone	Randomization (2x1)
Pemphigus vulgaris (PV) and foliaceus (PF)	Prednisone starting dose 0.5 mg/kg/day with ability to adjust	Efgartigimod weekly SC
Moderate-to-Severe Disease (PDAI activity score ≥ 15)	Active tapering to start from sustained CR or EoC	Placebo weekly SC
Newly Diagnosed and Relapsing		
1-3 weeks		30 weeks

Primary endpoint is proportion of PV patients achieving CRmin* within 30 weeks

N=sample size estimation ≤150 patients (PV and PF) with PF patients capped

Followed by Open Label Extension study

Topline data expected 4Q 2022

argenx

CR=complete clinical remission; CRmin=complete remission on minimal therapy; EoC=end of consolidation; SC=subcutaneous.

Myositis: Adaptive Phase 2/3 Trial Design

180 patients

Independent adjudication committee

Stratified for
- IMNM
- ASyS
- DM
- Severity of muscle weakness (MMT)

Eligibility criteria
- Muscle weakness
- No malignancies

Adults

Total Duration: 52 weeks

IMNM
- 1000mg efgartigimod SC (+ SOC)
- Placebo SC (+ SOC)

ASyS
- 1000mg efgartigimod SC (+ SOC)
- Placebo SC (+ SOC)

DM
- 1000mg efgartigimod SC (+ SOC)
- Placebo SC (+ SOC)

Interim Analysis of First 30 Patients of Each Subtype

Independent DSMB

Subtype selection

Sample size re-estimation

Proposed Endpoints

Primary
Mean Total Improvement Score (TIS) Change *(ACR/EULAR endorsed)*

Key Secondary
- Response based on TIS, time to reach TIS, TIS duration
- Quality of Life
- Individual Core Set Measures TIS
  - MMT-8 score
  - Physician Global Assessment
  - Patient Global Assessment
  - HAQ-Disability Index score
  - Extramuscular Global Assessment
  - Muscle enzyme serum level

Trial to initiate in 1Q 2022

argenx

Bullous Pemphigoid Registrational Trial Underway Total Duration: 36 weeks Bullous Pemphigoid Moderate-to-severe disease (Investigator Global Assessment Score (IGA)) Newly diagnosed and relapsing Proposed primary endpoint • Proportion of participants in complete remission while on minimal OCS (≤0.1mg/kg/day) for ≥8 weeks at week 26 Secondary endpoints • Cumulative dose of OCS • Proportion of participants who achieve IGA BP score of 0 or 1 while off OCS for for ≥8 weeks at week 36 • Proportion of participants who are in CR while off OCS for ≥8 weeks at week 36 • Changes from baseline to week 36 in 24-hour average itch • Proportion of participants with CDA and remain free of relapse • Quality of life Followed by Open Label Extension study 160 patients Endpoints Adults Randomization (1:1) Efgartigimod weekly SC Placebo weekly SC Concomitant Oral Corticosteroids (OCS) OCS starting dose 0.5 mg/kg/day with ability to adjust Active tapering to start from sustained control of disease activity (CDA) Interim Analysis of First 40 Patients

Multifocal Motor Neuropathy Phase 2 Trial Underway

Patient Population

Trial to enroll approximately 45 MMN patients

- Probable or definite MMN (per EFNS/PNS 2010)
- Independent adjudication committee
- Stable IVIg regimen
- IVIg treatment dependent

Adults

Total Duration: **16 weeks**

IVIg Monitoring Period

Randomization (1:1:1)

- ARGX-117 Dose Regimen 1 (N=15)
- ARGX-117 Dose Regimen 2 (N=15)
- Placebo (N=15)

ARGX-117 Open-label Extension

Key Outcome Measures

Safety and tolerability

Time to IVIg re-treatment

Measures of peripheral muscle strength: grip strength, mMRC sum score, 9-HPT, MMN-RODS

Patient-reported outcomes

PK, PD, biomarkers

argenx

Membranous Nephropathy (MN):
Most Common Cause of Nephrotic Syndrome

No Current FDA-Approved Therapies

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
~70,000 patients in the U.S. Mean age of diagnosis is 50-60 years More predominant in men	Thickening of the glomerular capillary walls due to immune complex deposition 20-30% progress to end-stage renal disease	Nephrotic syndrome, characterized by proteinuria and decreased serum albumin, presents in 80% of patients 70% of MN patients have IgG4 autoantibodies against PLA2R PLA2R-negative patients can have anti- THSd7A or anti-NELL1 antibodies	No approved therapies; all used off-label Currently used therapies include cyclophosphamide, rituximab and calcineurin inhibitors

Ronco, P., Beck, L., Debiec, H. et al. Membranous nephropathy. Nat Rev Dis Primers 7, 69 (2021)

argenx

Lupus Nephritis (LN):

Severe Organ Manifestation of Systemic Lupus Erythematosus

Need for new therapies with better tolerability profile

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
~45,000 patients in the U.S. 60% of adult patients with SLE develop renal symptoms	Form of glomerulonephritis 5-20% of LN patients progress to end-stage renal disease	LN can be presenting manifestation for diagnosis of SLE Presence of anti-DNA antibodies and related anti-nuclear antibodie; some closely associated with different histological classes	Oral corticosteroids and broad immunosuppressants are current standard of care Therapies not uniformly effective Substantial cause of morbidity and death among patients with SLE

Anders HJ, Saxena R, Zhao MH, Parodis I, Salmon JE, Mohan C. Lupus nephritis. Nat Rev Dis Primers. 2020 Jan 23;6(1):7. doi: 10.1038/s41572-019-0141-9. PMID: 31974366.

argenx

Sjogren's Syndrome:
Systemic Autoimmune Disorder of Exocrine Glands

No Current FDA-Approved Therapies

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
~300,000 patients in the U.S. 9:1 female to male Men less likely to have systemic manifestations Age of typical onset: 40-50 years	Inflammation of exocrine glands results in the development of sicca symptoms, such as dryness of the eyes and mouth Some patients present with extra-glandular manifestations, including neuropathy, cutaneous, and pulmonary manifestations	Delayed diagnosis, often due to multifactorial nature of disease Can take multiple years for correct diagnosis, typically by rheumatologist Antibody presence (% of patients): >80% ANA ; 70% anti-Ro/SSA; 50 % anti-La/SSB	IVIg treatment used to treat severe cases Mild to moderate patients typically treated with secretagogues or sialagogues (e.g., eye drops, Biotene products) Oral corticosteroids can be used for flare-ups

Brito-Zerón P, Baldini C, Bootsma H, Bowman SJ, Jonsson R, Mariette X, Sivils K, Theander E, Tzioufas A, Ramos-Casals M. Sjögren syndrome. Nat Rev Dis Primers. 2016 Jul 7;2:16047. doi: 10.1038/nrdp.2016.47. PMID: 27383445.

argenx

COVID-19 Mediated Postural Orthostatic Tachycardia Syndrome: Emerging Data Linking IgG Autoimmunity to Long COVID

No Current FDA-Approved Therapies

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
~500,000 – 1,000,000 POTS patients in the U.S. before COVID ~80% of patients are women between 15-50 years of age	Excessive heart rate increase in an upright or standing position Can prevent a person from being upright for more than a couple of minutes Shortness of breath, headache, fatigue, poor concentration, heart palpitations, weakness, anxiety	Despite well-defined diagnostic criteria, diagnosis can be challenging due to non-specific and multi-organ nature of symptoms	No approved therapies Symptomatic treatments focus on blood volume, kidney sodium levels, heart rate reduction and vessel constriction POTS is associated with significant employment and economic loss

Rodriguez B, Hoepner R, Salmen A, Kamber N, Z'Graggen WJ. Immunomodulatory treatment in postural tachycardia syndrome: A case series. Eur J Neurol. 2021 May;28(5):1692-1697. doi: 10.1111/ene.14711. Epub 2021 Jan 19. PMID: 33382525; Li H, Yu X, Liles C, et al. Autoimmune basis for postural tachycardia syndrome. J Am Heart Assoc. 2014;3(1):e000755. Published 2014 Feb 26. doi:10.1161/JAHA.113.000755; argenx market research argenx

Multifocal Motor Neuropathy:
Serious, Debilitating Neuromuscular Disease

Need for new therapies that slow progression of disease and reduce reliance on IVIg

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
~13,000 patients in the U.S. – increasing Often underdiagnosed Predominantly men Median age 40 years	Slowly progressive muscle weakness due to motor neuron degeneration Mainly affects hands and forearms - patients become dependent	Often misdiagnosed as ALS Takes ~1.5 years for correct diagnosis Nerve conduction blocks Anti-GM1 IgM antibody presence	Steroids ineffective First line and only approved therapy is frequent, high doses of IVIg over 2-5 days

>$0.5B IVIg sales and growing

Kevin Budding, Lill Eva Johansen, Inge Van de Walle, Kim Dijkxhoorn, Elisabeth de Zeeuw, Lauri M. Bloemenkamp, Jeroen W. Bos, Marc D. Jansen, Chantall A.D. Curial, Karen Silence, Hans de Haard, Christophe Blanchetot, Liesbeth Van de Ven, Jeanette H.W. Leusen, R. Jeroen Pasterkamp, Leonard H. van den Berg, C. Erik Hack, Peter Boross, W. Ludo van der Pol Neurol Neuroimmunol Neuroinflamm Jan 2022, 9 (1) e1107; DOI: 10.1212/NXI.0000000000001107; argenx market research argenx

Delayed Graft Function After Kidney Transplant

Complication Leading to Negative Graft Outcome

Need for new therapies that prevent graft loss and shortens hospitalization

PREVALENCE	HALLMARK	DIAGNOSIS	UNMET NEED
Occurs in up to 40% of kidney transplant recipients Over 2 million people worldwide currently receive dialysis treatment or are recipients of a kidney transplant	Ischemia reperfusion injury (IRI) is a prime contributor to development of DGF Negatively affects short and long-term graft outcome MBL/C4d co-staining is observed in kidney biopsies	Delayed graft function (DGF), commonly defined as the need for dialysis within the first week post-transplantation Increased serum creatinine levels	No current FDA-approved therapies to prevent DGF DGF is associated with higher prolonged hospitalization

Growing market due to expanded criteria donor kidneys

Pascual J ,et al. Am J Kidney Dis. 2008; Biglarnia et al, Nat Rev Nephrol, 2018; Yarlagadda SG et al,. Nephrol Dial Transplant . 2009
Castellano, Am J Pathol 2010, 176:1648–1659

argenx